27001 Agoura Road, Suite 325 Calabasas Hills, California 91301 (818) 871-5000 (818) 871-7400 fax

September 29, 2004

VIA EDGAR
United States Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

  Re:
  THQ Inc. Registration Statement on Form S-3 (File No. 333-98221)

Ladies and Gentlemen:

        Pursuant to Rule 477 under the Securities Act of 1933, as amended (the "Securities Act"), THQ Inc. (the "Registrant") hereby respectfully requests the withdrawal of the above-referenced Registration Statement on Form S-3, together with all exhibits thereto (the "Registration Statement"), effective as of the date hereof. The Registration Statement was filed with the Securities and Exchange Commission (the "Commission") on August 16, 2002. Pursuant to the Registration Statement, Registrant proposed to register shares of common stock, par value $0.01 per share, of the Registrant (the "Common Stock") for offer and sale to the public by certain selling shareholders of the Registrant.

        The Registration Statement has not been declared effective by the Commission and no shares of Common Stock have been sold pursuant to the Registration Statement.

        The Registrant understands that the application for withdrawal of the Registration Statement will be deemed granted at the time the application is filed unless, within 15 calendar days after the application is filed, the Commission notifies the Company that the application for withdrawal will not be granted.

        Pursuant to Rule 457(p) under the Securities Act, the Registrant also requests that all fees paid to the Commission in connection with the filing of the Registration Statement be credited to the Registrant's account with the Commission for future use.

        If you have any questions regarding this request for withdrawal, please contact Sheryl Kinlaw (tel: 818-871-8542), corporate and securities counsel for the Registrant.

Very truly yours,

THQ Inc.

By:	/s/ BRIAN J. FARRELL Brian J. Farrell President and Chief Executive Officer